UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016638

March 5, 2003

No Act
P.E. 12-23-02

Act 1934
Section
Rule 14A-8
Public
Availability 3/5/2003

Thomas G. Berkemeyer
Associate General Counsel
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215-2373

Re: American Electric Power Company, Inc.
Incoming letter dated December 23, 2002

Dear Mr. Berkemeyer:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to AEP by the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter from the proponent dated January 9, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth St., N.W.
Washington, DC 20005

AMERICAN ELECTRIC POWER

RECEIVED
2002 DEC 26 PM 1:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Thomas G. Berkemeyer
Associate General Counsel
(614) 716-1648 (P)
(614) 716-1687 (F)
tgberkemeyer@aep.com

**Re: American Electric Power Company, Inc.
File No. 1-3525**

December 23, 2002

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") has received from Jerry J. O'Connor, Trustee of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund"), on behalf of the Fund (the "Proponent") a letter, dated November 21, 2002, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2003 Annual Meeting. The proposal is attached hereto as Exhibit A.

This letter is to notify the Securities and Exchange Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2003 Annual Meeting pursuant to Rule 14a-8(f)(1) and the reason for the intended omission.

AEP believes that the Proposal may be excluded from AEP's proxy materials pursuant to Rule 14a-8(f)(1) because the Proponent did not provide the required information within 14 days of the date the Proponent received our request for information. Rule 14a-8(f)(1) requires that a company, within 14 calendar days of receiving a shareholder proposal, provide the shareholder written notice of any defect and the shareholder must then respond to this notice within 14 calendar days of receiving the notice of defect. See correspondence from AEP to Proponent attached hereto as Exhibit B. To date, AEP has not received a response to its request for additional information regarding the Proponent's ownership of AEP's stock.

For the reasons set forth above, AEP believes that the Proposal may be omitted from its proxy materials in accordance with Rules 14a-8(f) because the Proponent has not satisfied the eligibility and procedural requirements under such rules. If the Staff disagrees with our conclusion that this Proposal may be omitted from the proxy materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

If you desire any additional information, please telephone the undersigned at (614) 223-1648.

Very truly yours,

Thomas G. Berkemeyer

Exhibit A

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'® PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

November 21, 2002

VIA FAX & U.S. MAIL

Ms. Susan Tomasky
CFO & Corporate Secretary
American Electric Power Corporation
1 Riverside Plaza
Columbus, OH 43215-2373

Dear Ms. Tomasky:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in American Electric Power Company's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2003.

The proposal relates to "**Stock Option Expensing**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. SEC's Proxy Guidelines.

The Fund is a beneficial holder of 15,366 shares of AEP common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's 2003 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely,

Jerry J. O'Connor
Trustee

JOC:jl

Enclosure

Option Expensing Proposal

Resolved, that the shareholders of American Electric Power Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Exhibit B

AMERICAN ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/223-1648 (P)
614/223-1687 (F)
tgberkemeyer@aep.com

FEDERAL EXPRESS

Mr. Jerry J. O'Connor, Trustee
Trust for the International Brotherhood of Electrical
Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

December 2, 2002

Re: Proposal for Shareholder Consideration at the AEP 2003 Annual Meeting

Dear Mr. O'Connor:

This is in response to your request to include a shareholder proposal in the proxy statement of American Electric Power Company for its 2003 annual meeting.

I am writing to inform you that your proposal does not comply with Securities and Exchange Commission ("SEC") Rules 14a-8(b)(1) and (2). These "proxy rules" require that all non-registered shareholders must prove their eligibility to the company in order to submit shareholder proposals. This proof may be in the form of a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the shareholder continuously held at least $2,000 in market value of AEP's voting securities for at least one year. We have not yet received any such proof.

SEC Rule 14a-8(f)(1) will allow you to cure these deficiencies. To do so, your response must be postmarked or transmitted electronically to me at TGBERKEMEYER@AEP.COM within fourteen (14) days of receiving this notification.

Very truly yours,

AMERICAN ELECTRIC POWER COMPANY, INC.

Thomas G. Berkemeyer
Assistant Secretary

AMERICAN ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/223-1648 (P)
614/223-1687 (F)
tgberkemeyer@aep.com

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

December 20, 2002

Mr. Jerry J. O'Connor
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

Re: Shareholder Proposal for 2003 Annual Meeting of American Electric Power Company, Inc.

Dear Mr. O'Connor:

This is to inform you that the management of American Electric Power Company, Inc. intends to omit the proposal and supporting statement enclosed with your letter of November 21, 2002 from its proxy materials for the 2003 annual meeting of shareholders of the Company for the reasons set forth in our letter of even date to the Securities and Exchange Commission, a copy of which is enclosed.

Very truly yours,

Thomas G. Berkemeyer

Enclosure

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

January 9, 2003

VIA FAX & U.S. MAIL

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Response to American Electric Power Company's' request for No-Action Advice Concerning the International Brotherhood of Electrical Workers' Pension Benefit Fund Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") hereby submits this letter in reply to American Electric Powers' (AEP) request for No-Action Advice concerning the shareholder proposal our Fund submitted to the Company for inclusion in AEP's proxy materials for its annual meeting in 2003.

In its December 23, 2003 letter to the Securities and Exchange Commission, the Company states that our Fund did not provide "proof of ownership" within the required 14 days from the time we were notified. AEP's letter of request for "proof of ownership" is dated December 2, 2002. Attached you will find the "proof of ownership" letter from Rick Fronc, Trust Officer for Mellon Bank, dated November 26, 2002. For this reason, the Company's request should be denied; and the Proposal should be included in its proxy materials. The Company should be advised that it may not omit the Fund's Proposal.

Respectfully submitted,

Jerry J. O'Connor
Trustee

JOC/jl

form 972

Mellon

Mellon Trust

November 26, 2002

Ms. Susan Tomasky
CFO & Corporate Secretary
American Electric Power Corporation
1 Riverside Plaza
Columbus, OH 43215-2373

RE: Stock Option Expensing

Dear Ms. Tomasky:

Boston Safe Deposit and Trust Company/Mellon is the custodian for the IBEW Pension Benefit Fund, which held 15,366 shares of American Electric Power Corporation common stock on November 21, 2002. The fund has held at least $2,000 worth of American Electric Power Corporation common stock. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of American Electric Power Corporation common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Richard J. Frone
Trust Officer

cc: Jim Voye, IBEW Pension Benefit Fund

IBEW 202-728-6170

Fax

To:	Chief Counsel Corporate Finance Div. US SEC	From:	James Voye 202-728-6103
Fax:	202-942-9525	Pages following:	2
RE:	Response to American Electric Power Request for No Action Advice on IBEW Shareholder Proposal	Date:	1/9/03

OFFICE OF CHIEF COUNSEL
SHAREHOLDER PROPOSAL FORM

Control	5272	**Letter Date**	12/23/2002	**Received Date**	12/26/2002
Company Name	AMERICAN ELECTRIC POWER CO INC (AEP)				
Proponent Type	3				
Proponent One	IBEW				
Proponent Two					
Proponent Three					
Subject					

Examiner	HSU	**Examiner Return**		**2nd Reviewer**	DUNN
Branch	5	**1st Reviewer**	LEE	**Mailed Date**	
Date Assigned	01/08/2003	**ReviewerReturn**		**Due Date**	

Disposition		**Basis**	
		Bases Asserted	
		Subject Code	

Notes

Additional Letters	01/09/2003	P	Mandatory By Law	No

Reconsideration	**Received Date**	**Source**
	Mailed Date	**Affirmed/Reversed**

On Appeal	**Received Date**	**Source**
	Mailed Date	**Review/NoReview**

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

January 9, 2003

VIA FAX & U.S. MAIL

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Response to American Electric Power Company's' request for No-Action Advice Concerning the International Brotherhood of Electrical Workers' Pension Benefit Fund Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") hereby submits this letter in reply to American Electric Powers' (AEP) request for No-Action Advice concerning the shareholder proposal our Fund submitted to the Company for inclusion in AEP's proxy materials for its annual meeting in 2003.

In its December 23, 2003 letter to the Securities and Exchange Commission, the Company states that our Fund did not provide "proof of ownership" within the required 14 days from the time we were notified. AEP's letter of request for "proof of ownership" is dated December 2, 2002. Attached you will find the "proof of ownership" letter from Rick Fronc, Trust Officer for Mellon Bank, dated November 26, 2002. For this reason, the Company's request should be denied; and the Proposal should be included in its proxy materials. The Company should be advised that it may not omit the Fund's Proposal.

Respectfully submitted,

Jerry J. O'Connor
Trustee

JOC/jl

Form 972

Mellon

Mellon Trust

November 26, 2002

Ms. Susan Tomasky
CFO & Corporate Secretary
American Electric Power Corporation
1 Riverside Plaza
Columbus, OH 43215-2373

RE: Stock Option Expensing

Dear Ms. Tomasky:

Boston Safe Deposit and Trust Company/Mellon is the custodian for the IBEW Pension Benefit Fund, which held 15,366 shares of American Electric Power Corporation common stock on November 21, 2002. The fund has held at least $2,000 worth of American Electric Power Corporation common stock. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of American Electric Power Corporation common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Richard J. Frone
Trust Officer

cc: Jim Voye, IBEW Pension Benefit Fund

Global Securities Services
135 Santilli Highway • Everett, MA 02149-1950

A Mellon Financial Company℠

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Electric Power Company, Inc.
Incoming letter dated December 23, 2002

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that AEP may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded within 14 days of receipt of AEP's request for documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AEP omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor